No. 10/07

IAMGOLD FILES COMPLETE AUDITED YEAR END FINANCIAL STATEMENTS

Toronto, Ontario, April 2nd, 2007 - IAMGOLD Corporation (“IAMGOLD” or “the Company”) announced today that all of the Company’s required annual financial statements have been filed with the appropriate regulatory bodies.  These filings include the 40-F filed with the U.S. Securities and Exchange Commission, available through www.sec.gov/edgar.shtml, the Audited Annual Financial Statements, Management Discussion and Analysis and the Annual Information Form, filed on SEDAR as required under Canadian Securities regulations, available at www.sedar.com.

All of these filings are also available on the Company’s website at www.iamgold.com. Hard copies of the audited financial statements and accompanying notes are also available, free of charge, to shareholders upon written request.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710 Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CCNMatthew’s website at www.ccnmatthews.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.